恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/05045

23rd May, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Acquisition of Interests in certain companies in the Company's Group by Henderson Land Development Company Limited

We enclose for your information a copy of the Company's announcement on 22nd May, 2007 in relation to the proposed reduction of share premium account, proposed distribution and closure of register of members, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

PROPOSED DISTRIBUTION

AND

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to the distribution of HK$5.00 per HIL Share (or the alternative distribution of HK$3.80 per HIL Share) to be made upon Completion (if and when it occurs), the register of members of the Company will be closed from Wednesday, 6 June 2007 to Friday, 8 June 2007, both days inclusive.

Reference is made to the joint announcement of Henderson Land Development Company Limited and Henderson Investment Limited (the "**Company**") dated 27 March 2007 and the announcement of the Company dated 14 May 2007. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the joint announcement.

The Petition for confirmation of the Share Premium Reduction by the Court is scheduled to be heard on 5 June 2007. Upon the Court approving the Share Premium Reduction and other conditions being fulfilled, a distribution of HK$5.00 per HIL Share will be made upon Completion of the Acquisition Agreement (if and when it occurs, "**Completion**") to the HIL Shareholders whose names appear on the register of members of the Company on Friday, 8 June 2007. Otherwise, a distribution of HK$3.80 per HIL Share will be made to such HIL Shareholders upon Completion. Completion and despatch of the cheques for the distribution are currently expected to take place on or about 13 June 2007, being earlier than the previously expected date of 4 July 2007 as set out in the expected timetable in the circular dated 20 April 2007 to the Company's shareholders. The Company will make an announcement of the results of the hearing of the Petition by the Court after the conclusion of such hearing.

For the purpose of determination of entitlements to the distribution of HK$5.00 per HIL Share (or the alternative distribution of HK$3.80 per HIL Share) to be made upon Completion, the register of members of the Company will be closed from Wednesday, 6 June 2007 to Friday, 8 June 2007, both days inclusive, during which period no transfer of HIL Shares will be registered. In order to qualify for such distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 5 June 2007.

The last day of dealing in the HIL Shares cum-entitlement to the Proposed Distribution will be Friday, 1 June 2007, and the HIL Shares will then be traded ex-entitlement to the Proposed Distribution as from Monday, 4 June 2007.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 22 May 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED

2007 JUL 30 A 11:24

Our Ref.: HASE/TL/HI/05057

31st May, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Acquisition of Interests in certain companies in the Company's Group by Henderson Land Development Company Limited

We enclose for your information a copy of the Company's announcement on 30th May, 2007 in relation to the proposed reduction of share premium account, proposed distribution and alteration of dates of closure of register of members, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

PROPOSED DISTRIBUTION

ALTERATION OF DATES OF CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to the distribution of HK$5.00 per HIL Share (or the alternative distribution of HK$3.80 per HIL Share) to be made upon Completion (if and when it occurs), the register of members of the Company will be closed on Monday, 11 June 2007 (being one day) instead of from Wednesday, 6 June 2007 to Friday, 8 June 2007 as previously announced.

Reference is made to the joint announcement of Henderson Land Development Company Limited and Henderson Investment Limited (the "**Company**") dated 27 March 2007 and the announcements of the Company dated 14 and 22 May 2007. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the joint announcement.

As stated in the announcement of the Company dated 22 May 2007, for the purpose of determination of entitlements to the distribution of HK$5.00 per HIL Share (or the alternative distribution of HK$3.80 per HIL Share) to be made upon Completion (if and when it occurs), the register of members of the Company would originally be closed from Wednesday, 6 June 2007 to Friday, 8 June 2007, both days inclusive, during which period no transfer of HIL Shares would be registered, and the HIL Shares would be traded ex-entitlement to the Proposed Distribution as from Monday, 4 June 2007. However, as the hearing of the Petition for confirmation of the Share Premium Reduction by the Court is fixed for 5 June 2007, if the HIL Shares are traded on 4 June 2007 ex-entitlement to the Proposed Distribution, the amount of the Proposed Distribution is not then confirmed. The Company considers that the trading of HIL Shares on such ex-entitlement basis may create uncertainty in the market.

Accordingly, the Company has decided to change the dates of closure of the register of members for the above purpose to Monday, 11 June 2007 (being one day). Upon the Court approving the Share Premium Reduction and other conditions being fulfilled, a distribution of HK$5.00 per HIL Share will be made upon Completion of the Acquisition Agreement (if and when it occurs) to the HIL Shareholders whose names appear on the register of members of the Company on Monday, 11 June 2007 (instead of on Friday, 8 June 2007 as previously announced). Otherwise, a distribution of HK$3.80 per HIL Share will be made to such HIL Shareholders upon Completion. In order to qualify for such distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 8 June 2007. The last day of dealing in the HIL Shares cum-entitlement to the Proposed Distribution will be Wednesday, 6 June 2007, and the HIL Shares will then be traded ex-entitlement to the Proposed Distribution as from Thursday, 7 June 2007. Notwithstanding the changes referred to above, the Company still currently expects Completion of the Acquisition Agreement and despatch of the cheques for the Proposed Distribution to take place on or about 13 June 2007. Further announcement will be made by the Company if there is any change to the arrangements set out above.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 30 May 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END